[SHIP LOGO VANGUARD/(R)/]



                                                              December 6, 2005

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                  via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

               Re:  Vanguard Fenway Funds
                    Post Effective Amendment 39

Dear Mr. Sandoe:

     The following responds to your comments of November 8, 2005 on the post-effective amendment of the registration statement of Vanguard Fenway Funds. You commented on PEA number 39 that was filed on September 23, 2005 pursuant to Rule 485(a). Please note that each prospectus page reference is to the Vanguard Equity Income Fund (Investor and Admiral Shares version) prospectus.

COMMENT 1:  VANGUARD EQUITY INCOME FUND (PROSPECTUS P. 5)
COMMENT: Disclose the market-capitalization  range of the Vanguard Equity Income
         Fund in the "Market Exposure" section of the prospectus.

RESPONSE: We have  disclosed the fund's median market  capitalization,  but will not disclose a specific market capitalization range. Investors are ill-served by disclosure of a fund's market capitalization range in a prospectus for the following reasons:

     (1) Market capitalization ranges are subjective over different time periods and among different investment advisors and funds. Defining a particular market capitalization as a specific dollar range could confuse investors because the dollar ranges are so varied over time and among advisors and funds.

     (2) Ranges change continually because of fluctuations in stock market valuations. Therefore, disclosure of one range in a prospectus could be misleading when the stock market fluctuates.

     (3) A fund's overall market capitalization range can be very broad and not indicative of where the fund's overall market capitalization focus is. The median market capitalization is a more useful piece of information for investors concerned with market capitalization.

Christian Sandoe, Esq.
December 6, 2005
Page 2

     (4) Form N-1A does not require funds to disclose specific market capitalization dollar ranges, particularly when a fund has no particular strategy or policy with respect to them. In future filings we will, if appropriate, move the market capitalization disclosure out of the prospectus, or to a section of the prospectus that does not indicate that it is a principal strategy.


COMMENT 2:  VANGUARD EQUITY INCOME FUND (PROSPECTUS P. 8)
COMMENT:  The  fund's  broad  policies  with  respect to  frequent  trading  and market-timing are disclosed on page 8 of the prospectus under the heading "Frequent Trading or Market-Timing." However, specific policies applicable to discrete types of investors are disclosed in various sections throughout the "Investing with Vanguard" section. All of the fund's policies concerning frequent trading and market-timing should be disclosed together under the heading "Frequent Trading or Market-Timing."

RESPONSE:  We believe  that the fund's  policies  against  frequent  trading and market-timing are properly disclosed in the prospectus pursuant to Item 6(e)(4) of Form N-1A. Item 6(e)(4) does not require that the specific policies applicable to each type of shareholder be disclosed together in the prospectus. As such, we believe that it is appropriate to have the general discussion of the Fund's policies against frequent trading and market-timing under the heading "Frequent Trading or Market-Timing" with a reference to the "Investing with Vanguard" section where specific policies applicable to different types of shareholders and transactions are disclosed.

     We believe that removing the disclosure from the "Investing with Vanguard" section and combining the disclosure into a single "Frequent Trading and Market-Timing" section would make the discussion of transaction policies incomplete in the "Investing with Vanguard" section. Repeating the specific policies in both the "Investing with Vanguard" section under the "Frequent Trading and Market-Timing" section would unnecessarily clutter the prospectus with duplicative disclosure.

COMMENT 3: VANGUARD EQUITY INCOME FUND (PROSPECTUS P. 9)
COMMENT: The prospectus states that the performance-based advisory fee for Wellington Management Company is based on the performance of the fund's Lipper peer group, the Lipper Equity Income Fund Average. Section 205(b)(2) of the Investment Advisers Act requires a performance fee to be based on the performance of an "appropriate index." A peer group is not an "appropriate index."

RESPONSE: We believe that a fund's peer group is an "appropriate index" for purposes of calculating a performance-based advisory fee pursuant to
     Section 205(b)(2) of the Investment Advisers Act.

Christian Sandoe, Esq.
December 6, 2005
Page 4

     Section 205(b)(2) provides that an investment adviser may receive performance-based compensation if performance is measured "in relation to the investment record of an appropriate index of securities prices." Because peer group indexes are based on the prices of the underlying fund shares, and those underlying fund shares are "securities," a peer group index is within the scope of Section 205(b)(2). Moreover, Section 205(c) provides that "an index of securities prices shall be deemed appropriate unless the Commission by order shall determine otherwise." The Commission has not, to our knowledge, determined by order that a peer group of investment companies is not an appropriate index for purposes of calculating a performance-based fee.
     The pronouncements of the Commission and its staff support the view that a fund's peer group can be an "appropriate" index under Section 205(b)(2). The Commission has said that "[i]n determining whether an index is appropriate for a particular investment company, directors should consider factors such as volatility, diversification of holdings, types of securities owned and objectives of the investment company." Investment Company Act Release 7113 (April 6, 1972). Under these criteria, the fund's peer group is an appropriate index because the funds that make up the peer group are economically similar to the fund. The funds in the peer group have similar investment objectives and invest in similar securities. Indeed, it would be difficult to identify an index whose holdings more closely correlate with the universe of securities available to a particular fund than a peer group index.

     The staff in 1975 was directly provided with the opportunity to state that a fund peer group could not be an "appropriate index" under Section 205(b)(2); significantly, the staff chose not to do so. A fund that invested in Mexican debt securities "seeking the highest possible income consistent with the maximum preservation of capital" sought no-action relief to pay performance-based compensation to its adviser based on the fund's performance relative to the Lipper Growth Fund Index. Although the staff declined to grant relief, it based its denial solely on the fact that a peer group whose performance depends on the performance of growth stocks would not be an appropriate index for a bond fund. Mexico Fund (Feb. 12, 1975). Had the staff believed that Section 205(b)(2) per se prohibited funds from using a peer group as a performance benchmark for adviser compensation, it is hard to understand why they would not have said so in their response. To the contrary, the staff's response, read in full, clearly implies that a peer group index would have been acceptable had it included funds that were truly comparable to the requesting fund.

COMMENT 4: VANGUARD EQUITY INCOME FUND (PROSPECTUS PP 9-10)
Comment: In the discussion of the fund's investment advisor, there are two portfolio managers listed. Indicate the separate roles of each portfolio manager.

Response: We believe the disclosure is clear as written. There are two portfolio managers listed because the fund is managed by multiple investment advisory firms (Wellington Management Company and The Vanguard Group, Inc.) to manage different portions of the fund and each firm has a portfolio manager that manages its respective portion of

Christian Sandoe, Esq.
December 6, 2005
Page 4

     the fund. One portfolio manager, John Ryan, is employed by Wellington and the other, James Stetler, is employed by Vanguard. As stated on page 9 of the prospectus, "[E]ach advisor named below independently manages its assigned portion of the Fund's assets, subject to the supervision and oversight of Vanguard and the board of trustees."

COMMENT 5: VANGUARD EQUITY INCOME FUND (PROSPECTUS P. 22)
COMMENT: The prospectus states that, "Vanguard reserves the right to pay all or part of a redemption in kind--that is, in the form of securities--if we reasonably believe that a cash redemption would disrupt the fund's operation or performance or that the shareholder may be engaged in frequent trading." State if the fund has made an election under Rule 18f-1 concerning in kind redemptions.

RESPONSE: We believe that the disclosure  complies with the requirements of Form
     N-1A and does not have to be revised. Item 6(c)(3) of Form N-1A requires the prospectus to include disclosure about a fund's procedures for redeeming shares, including "if the [f]und has reserved the right to redeem in kind." The Vanguard Equity Income Fund prospectus discloses that the fund reserves the right to redeem in kind. Disclosure about the fund's election under 18f-1 is not required in the prospectus, but is instead required in the SAI.

     Item 18(d) of Form N-1A requires the SAI to state, "[i]f the Fund has received an order of exemption from section 18(f) or has filed a notice of election under rule 18f-1 that has not been withdrawn, describe the nature, extent, and effect of the exemptive relief or notice." Page B-18 of the SAI states the following: "Each Fund has filed a notice of election with the SEC to pay in cash all redemptions requested by any shareholder of record limited in amount during any 90-day period to the lesser of $250,000 or 1% of the net assets of the Fund at the beginning of such period."

COMMENT 6: VANGUARD EQUITY INCOME FUND (PROSPECTUS P. 9)
COMMENT: The dates reported on page 9 of the prospectus are incorrect in the following sentence: "For a discussion of why the board of trustees' approved the Fund's investment advisory agreements, see the Fund's report to shareholders covering the period from October 1, 2005, through March 31, 2005." Correct the dates.

RESPONSE: We have corrected the sentence. It now reads as follows, "For a discussion of why the board of trustees approved the Fund's investment advisory arrangements, see the Fund's report to shareholders covering the period ended March 31, 2005."

COMMENT 7: VANGUARD EQUITY INCOME FUND (PROSPECTUS BACK COVER)
COMMENT: The telephone for the SEC's public  reference  room has been changed to
     (202) 551-8090. Revise the number on the back cover of the prospectus.

RESPONSE:        We have updated the telephone number.

Christian Sandoe, Esq.
December 6, 2005
Page 5


COMMENT 8: SAI (P. B-17)
COMMENT: The "Investment Limitations" section of the SAI states: "Unless stated otherwise in the "More on the Fund" section of the prospectuses, the investment objective of each Fund may not be materially changed without a shareholder vote." Do not reference the prospectus, but instead restate each fund's policy with respect to the investment objective.

RESPONSE: We believe that the disclosure is clear as written. The policy with respect to each fund's investment objective is clearly stated in each fund's prospectus and is not required to be restated in the SAI.

COMMENT 9:       SAI (P. B-25)
COMMENT: The section  entitled  "Disclosure  of Complete  Portfolio  Holdings to
     Service Providers Subject to Confidentiality and Trading Restrictions" describes the policy's applicability to the "Vanguard funds" and not to the particular funds covered in the Vanguard Fenway Funds' SAI. Explain how a policy applicable to a Vanguard fund not covered in the Vanguard Fenway Funds' SAI is in the best interests of the Vanguard Fenway Funds.

RESPONSE: With the exception of the Vanguard Variable Insurance Funds and funds offering exchange-traded share classes, the portfolio holdings disclosure policy is the same for Vanguard funds. As such, the policy is written as applying to the Vanguard funds collectively. We believe that the current disclosure and the application of the policy is in the best interests of shareholders.

COMMENT 10:      SAI (P. B-25)
COMMENT: In the section entitled,  "Disclosure of Complete Portfolio Holdings to
     Service Providers Subject to Confidentiality and Trading Restrictions," the following statement appears: "The frequency of disclosure to a Service Provider varies and may be as frequent as daily, with no lag." Could disclosure to non-Service Providers, such as rating and ranking agencies, be as frequently as daily?

RESPONSE: At this time,  we do not  contemplate  disclosing  complete  portfolio holdings to non-Service Providers on a daily basis, but such disclosure is permitted under our policy so long as it is made online and is therefore simultaneously available to all non-Service Providers. See "Online Disclosure of Complete Portfolio Holdings" (SAI, page 25). By contrast, disclosure to Service Providers could be as frequently as daily if the Service Provider executes a confidentiality statement and otherwise complies with the conditions set forth in "Disclosure of Complete Portfolio Holdings to Service Providers Subject to Confidentiality and Trading Restrictions" (SAI, page 25).

     Rating and ranking agencies may be Service Providers or non-Service Providers.

Christian Sandoe, Esq.
December 6, 2005
Page 6

COMMENT 11: SAI (P. B-25)
COMMENT: In the section entitled,  "Disclosure of Complete Portfolio Holdings to
     Service Providers Subject to Confidentiality and Trading Restrictions," the following statement appears: "As of December 31, 2004, Vanguard fund complete portfolio holdings are disclosed to the following Service Providers as part of ongoing arrangements that serve legitimate business purposes: ...." Remove the date from the disclosure.

RESPONSE: We will revise the disclosure to state "[A]s of the date of this Statement of Additional Information... ." We will make the change in our next scheduled filing in January 2006.

COMMENT 12: SAI (P. B-27)
Comment: There is an "N" on page B-27 of the SAI. What does it signify?

RESPONSE: The "N" is a typographical error that has been corrected. The "N" should have been a bullet point.

COMMENT 13: SAI (P. B-32)
COMMENT: The section discussing the board's renewal of The Vanguard Group's investment advisory arrangement with the Vanguard Equity Income Fund includes the following statement: "The board concluded that, in the aggregate, the nature, extent, and quality of services provided by Vanguard to the Fund are appropriate and should continue." What does "appropriate" mean as it is used in this disclosure?

RESPONSE: We have removed the disclosure from the prospectus, including the word
     "appropriate." A revised version of the disclosure appears in the fund's shareholder report as required by amended Form N-1A.

COMMENT 14: SAI (P. B-32)
COMMENT: Performance results are described as "reasonable" in the discussion of Turner Investment Partner, Inc.'s investment performance. Do not describe performance as "reasonable," but instead describe it relative to applicable benchmarks and peer groups.

RESPONSE:  As we  discussed  by  telephone,  we  have  stopped  using  the  word
     "reasonable" in the discussion of a fund's or investment advisor's performance. We are in the process of removing it from disclosure that appears in SAIs and shareholder reports.

COMMENT 15: SAI (P. B-39)
COMMENT: The section entitled "Financial Statements" states that the financial statements for the period ended September 30, 2004 are incorporated by reference. Update the disclosure to state that the most recent audited financial statements are incorporated by reference.

RESPONSE: We have updated the disclosure to state that the financial statements for the period ended September 30, 2005 are incorporated by reference.

Christian Sandoe, Esq.
December 7, 2005
Page 7

COMMENT 16: TANDY REQUIREMENTS
COMMENT:  The SEC is now  requiring  all  registrants  to  provide at the end of response letters to registration statement comments, the following statements: o The funds are responsible for the adequacy and accuracy of the disclosure in the filing. o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. o The funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:   As   required   by  the  SEC,   we  will   provide   the   foregoing
     acknowledgements.

                                                     * * * * *

         As required by the SEC, the Vanguard Fenway Funds acknowledge that:

o The Vanguard Fenway Funds are responsible for the adequacy and accuracy of the disclosure in the filing.
o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
o The Vanguard Fenway Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please call me at (610) 503-2320 if you have any questions or further comments.

Sincerely,

 /s/ Christopher A. Wightman

   Christopher A. Wightman
   Associate Counsel